                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*

                             Westfield America, Inc.
--------------------------------------------------------------------------------
                                (Name of Company)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   959910 10 0
                          ----------------------------
                                 (CUSIP Number)

                              Robert P. Bermingham
                           c/o Westfield America, Inc.
                            11601 Wilshire Boulevard
                                   12th Floor
                              Los Angeles, CA 90025
                                 (310) 478-4456
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  May 19, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 959910 10 0                 13D                     Page 2 of 13 Pages



------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Cordera Holdings Pty. Limited

------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                       (b) [ ]

------------------------------------------------------------------------------
3     SEC USE ONLY

------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      WC, BK

------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                [ ]

------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Australia
------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
 NUMBER OF
   SHARES               600,000
BENEFICIALLY      ------------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             0
   PERSON         ------------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        600,000
                  ------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      600,000

------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                              [ ]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.8%

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      CO

------------------------------------------------------------------------------

CUSIP No. 959910 10 0                 13D                     Page 3 of 13 Pages



------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Frank P. Lowy

------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                       (b) [ ]

------------------------------------------------------------------------------
3     SEC USE ONLY

------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      Other -- See Item 3 of Statement

------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                [ ]

------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Australia
------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
 NUMBER OF
   SHARES               0
BENEFICIALLY      ------------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             63,284,430
   PERSON         ------------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        0
                  ------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        63,284,430
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      63,284,430

------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      79.8%

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN

------------------------------------------------------------------------------

CUSIP No. 959910 10 0                 13D                     Page 4 of 13 Pages



------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      David H. Lowy

------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                       (b) [ ]

------------------------------------------------------------------------------

3     SEC USE ONLY

------------------------------------------------------------------------------

4     SOURCE OF FUNDS*
      Other -- See Item 3 of Statement

------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                [ ]

------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Australia
------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
 NUMBER OF
   SHARES               0
BENEFICIALLY      ------------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             63,284,430
   PERSON         ------------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        0
                  ------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        63,284,430
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      63,284,430

------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*
------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)
      79.8%

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN

------------------------------------------------------------------------------

CUSIP No. 959910 10 0                 13D                     Page 5 of 13 Pages


------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Peter S. Lowy

------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                       (b) [ ]

------------------------------------------------------------------------------
3     SEC USE ONLY

------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      Other -- See Item 3 of Statement

------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                [ ]

------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Australia
------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
 NUMBER OF
   SHARES               0
BENEFICIALLY      ------------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             63,284,430
   PERSON         ------------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        0
                  ------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        63,284,430
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      63,284,430

------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      79.8%

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN

------------------------------------------------------------------------------

CUSIP No. 959910 10 0                 13D                     Page 6 of 13 Pages



------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Steven M. Lowy

------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                       (b) [ ]

------------------------------------------------------------------------------
3     SEC USE ONLY

------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      Other -- See Item 3 of Statement

------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                [ ]

------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Australia
------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
 NUMBER OF
   SHARES               0
BENEFICIALLY      ------------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             63,284,430
   PERSON         ------------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        0
                  ------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        63,284,430
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      63,284,430

------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                              [ ]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      79.8%

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN

------------------------------------------------------------------------------

                                                              Page 7 of 13 Pages


                            Statement on Schedule 13D

            The Reporting Persons (as defined below in Item 2) are together making this filing because they may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"). Information in respect of each Reporting Person is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person.

Item 1.     Security and Issuer.

            The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), issued by Westfield America, Inc., a Missouri corporation (the "Company"), which has its principal executive office at 11601 Wilshire Boulevard, 12th Floor, Los Angeles, CA 90025.

Item 2.     Identity and Background.

            (a) Reference is made to Rows 1 and 6 of the cover pages for the names and citizenship or place of organization, respectively, of the persons filing this Schedule 13D (the "Reporting Persons" and individually a "Reporting Person").

            The following persons are directors or executive officers of Cordera Holdings Pty. Limited ("Cordera"):

                 Frank P. Lowy
                 David H. Lowy
                 Peter S. Lowy
                 Steven M. Lowy

            (b) The business address for Cordera and each of Messrs. Frank P., David H. and Steven M. Lowy is Level 24 Westfield Towers, 100 William Street, Sydney, NSW 2011, Australia.

            The business address for Peter S. Lowy is 11601 Wilshire Boulevard, Los Angeles, CA 90025.

            (c) Peter S. Lowy is employed by Westfield Corporation, Inc. ("WCI"), 11601 Wilshire Boulevard, Los Angeles, CA 90025, which, with its subsidiaries, is a developer, builder, and manager of shopping

                                                              Page 8 of 13 Pages


centers and manager and adviser to public real estate investment entities in the U.S.

            Frank P. Lowy is the Chairman of the Board of Westfield Holdings Limited ("WHL"), Level 24 Westfield Towers, 100 William Street, Sydney, NSW 2011, Australia. Messrs. David H. and Steven M. Lowy are employed by WHL, which, with its subsidiaries, is an international developer, builder and manager of shopping centers and manager and adviser to public real estate investment entities.

            Cordera is a corporation organized to make investments in other companies.

            (d) No person listed in Item 2 of this Statement on Schedule 13D has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) No person listed in Item 2 of this Statement on Schedule 13D has been during the last five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or has been subject to any civil judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation in respect to such laws.

            (f) Cordera is organized under the laws of Australia. All other persons listed in Item 2(a) are citizens of Australia.

Item 3.     Source and Amount of Funds or Other Consideration.

            Each of Messrs. Frank P., David H., Peter S. and Steven M. Lowy may be deemed solely for purposes of U.S. securities laws to share beneficial ownership of the Common Stock owned by Cordera and the Common Stock that may be deemed to be beneficially owned by WHL. WHL may be deemed to beneficially own
(i) the Common Stock owned by Perpetual Trustee Company Limited (the "WAT Trustee"), as Trustee for Westfield America Trust ("WAT"), an Australian public property trust, and (ii) the Common Stock owned by Westfield American Investments Pty. Limited ("Pty") and Westfield Corporation, Inc. ("WCI"), each a subsidiary of WHL. WHL disclaims beneficial ownership of the shares described in
(i) above. Each of Frank P., David H., Steven M. and Peter S. Lowy disclaims beneficial ownership of the shares described

                                                              Page 9 of 13 Pages


in (i) and (ii) above. References to beneficial ownership are made herein solely with respect to U.S. securities laws and are not intended to refer or apply in any respect to Australian legal matters.

           In July 1996, the WAT Trustee purchased an aggregate of 19,631,543 shares of Common Stock of the Company and a warrant (the "1996 WAT Warrant") to purchase 6,246,096 shares of such Common Stock for cash consideration in the amount of $314.3 million and WAT's agreement to issue certain ordinary options and special options to the Company or certain of its shareholders. In July 1996, the WAT Trustee also acquired 11,711,427 shares of Common Stock in exchange for units in WAT. In January 1997, the WAT Trustee purchased 8,151,155 shares of Common Stock of the Company for cash consideration of $130.5 million. The cash consideration for the above transactions was obtained by the WAT Trustee from a public offering of WAT units and the placement of units in WAT. In May 1997, the WAT Trustee acquired 1,623,985 shares of Common Stock in exchange for units in WAT upon the exercise of certain of the ordinary options issued by WAT, and was issued an additional warrant (the "1997 WAT Warrant") to purchase 2,089,552 shares of Common Stock for cash consideration of $2,528,358 from cash on hand and the sale of options to third parties.

            WCI purchased (i) in December 1995, 2,264,210 shares of the Common Stock of the Company for cash consideration of $36,250,000 and (ii) on May 21, 1997, 2,300,000 shares of the Common Stock for cash consideration of $34,500,000, which funds were provided by available cash on hand and loans from National Australia Bank Limited.

            In February 1994, Pty purchased 6,402,252 shares of the Common Stock of the Company for cash consideration. In December 1995, Pty purchased 2,264,210 shares of the Common Stock of the Company for cash consideration of $36,250,000.

            On May 21, 1997, Cordera purchased 600,000 shares of the Common Stock for cash consideration of $9,000,000, which funds were

                                                             Page 10 of 13 Pages


provided by available cash on hand and/or bank loans from Australia and New Zealand Banking Group Limited.

Item 4.     Purpose of Transaction.

            Reference is made to Item 3. WAT is an Australian public property trust. Pty and WCI acquired the Common Stock held by them, respectively, to obtain and increase the equity interest of WHL in the Company. The WAT Trustee and WCI each acquired the Common Stock held by them in order to obtain and increase the equity interests of the WAT Trustee and WHL, respectively, in the Company. Cordera acquired the Common Stock held by it to obtain an equity interest in the Company.

            None of the Reporting Persons has plans or proposals which relate or would result in:

            (1) the acquisition by any person of additional securities of the Company or the disposition of additional securities of the Company other than participation in any dividend reinvestment plan adopted by the Company;

            (2) an extraordinary corporate transaction such as a merger, reorganization or liquidation of the Company, involving the Company or any of its subsidiaries;

            (3) the sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

            (4) any change in the present board of directors or management of the Company;

            (5) any material change in the Company's present capitalization or dividend policy;

            (6) any other material change in the Company's business or corporate structure;

            (7) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

            (8) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be

                                                             Page 11 of 13 Pages


      authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (9) a class of securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

            (10) any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer.

            (a) Reference is made to rows (11) and (13) on the cover page for each Reporting Person. Such shares reported by each of Messrs. Frank P., David H., Steven M. and Peter S. Lowy include an aggregate of 8,335,648 shares of the Common Stock issuable upon the exercise of warrants (the "WAT Warrants"). Each of Messrs. Frank P., David H., Steven M. and Peter S. Lowy disclaims beneficial ownership of the securities that may be deemed to be beneficially owned by WHL or the WAT Trustee as described in Item 3 above. References to beneficial ownership are made herein solely with respect to U.S. securities laws and are not intended to refer or apply in any respect to Australian legal matters.

            (b) Reference is made to Item 3.

            Westfield America Management Limited ("WAM") has shared power with the WAT Trustee to vote and dispose of all of the shares of Common Stock that are owned by the WAT Trustee. WAM is organized under the laws of Australia, has its business address at Level 24 Westfield Towers, 100 William Street, Sydney, NSW 2011, Australia, manages WAT, and, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            WCI has sole power to vote and dispose of 4,564,210 shares of Common Stock.

            Pty has sole power to vote and dispose of 8,666,462 shares of Common Stock.

                                                             Page 12 of 13 Pages


            Messrs. Frank P., David H., Peter S. and Steven M. Lowy have shared power to dispose of and vote all of the shares of Common Stock owned by Cordera.

            (c) On May 19, 1997, the WAT Trustee acquired 1,623,985 shares of the Common Stock in exchange for units in WAT in a private transaction. On May 21, 1997, the WAT Trustee was issued by the Company warrants to purchase 2,089,552 shares of the Common Stock for $2,528,358. On May 21, 1997, WCI acquired 2,300,000 shares of the Common Stock for cash consideration in the amount of $15.00 per share. On May 21, 1997, Cordera acquired 600,000 shares of the Common Stock for cash consideration in the amount of $15.00 per share.

            (d) Reference is made to Item 3. Holders of WAT units will receive economic benefits from the Common Stock held by the WAT Trustee. Each of Messrs. Frank P., David H., Steven M. and Peter S. Lowy, may be deemed solely for U.S. securities laws to own beneficially 36.8%, 36.7% and 36.7%, respectively, of outstanding WAT units. The Messrs. Lowy each disclaims beneficial ownership of the WAT units. References to beneficial ownership are made herein solely with respect to U.S. securities laws and are not intended to refer or apply in any respect to Australian legal matters.

            (e) Not applicable.

Item 6. Contract Arrangements, Understandings or Relationships With Respect to Securities of the Company.

            Frank P. Lowy is the father of each of David H., Peter S. and Steven
M. Lowy.

Item 7.     Materials to be Filed as Exhibits.

            Exhibit A         Joint Filing Agreement

            Exhibit B         Powers of Attorney

                                                             Page 13 of 13 Pages


                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 1997

                          Cordera Holdings Pty. Limited



                                  By: /s/ Peter S. Lowy
                                      ---------------------------------------
                                      Peter S. Lowy , Director


                                             *
                                  --------------------------------------------
                                       Frank P. Lowy


                                             *
                                  --------------------------------------------
                                       David H. Lowy


                                             *
                                  --------------------------------------------
                                       Steven M. Lowy

                                    /s/ Peter S. Lowy
                                  --------------------------------------------
                                       Peter S. Lowy


                                  *By: /s/ Peter S. Lowy
                                       --------------------------------------
                                       Peter S. Lowy
                                       Attorney-in-Fact

                              EXHIBIT INDEX

            Item No.           Description
            --------           -----------

            Exhibit A         Joint Filing Agreement

            Exhibit B         Powers of Attorney Designating
                              Peter S. Lowy, Mark A. Stefanek and
                              Richard E. Green